SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-170416) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 14, 2014	By:	/s/ Steve Wilson
	Name:	Steve Wilson
	Title:	Sr. V.P., Chief Financial Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOVEMBER 30, 2013

January 13, 2014

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2013 Annual MD&A included in the Company’s August 31, 2013 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars.

CONSOLIDATED RESULTS OF OPERATIONS

FIRST QUARTER ENDING NOVEMBER 30, 2013

Selected Financial Highlights

	Three months ended November 30,
($ millions Cdn except per share amounts)	2013	2012	Change %
Operations:
Revenue	1,362	1,319	3.3
Operating income before amortization (1)	608	601	1.2
Operating margin (1)	44.6%	45.6%	(1.0)
Funds flow from operations (2)	382	127	>100.0
Net income	245	235	4.3
Per share data:
Earnings per share
Basic	0.51	0.50
Diluted	0.51	0.49
Weighted average participating shares outstanding during period (millions)	454	444

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Subscriber Highlights

	Total	Three months ended November 30,
	November 30, 2013	2013	2012
Subscriber statistics:
Video customers	2,010,628	(29,619)	(23,877)
Internet customers	1,893,252	2,746	5,637
Digital phone lines	1,361,311	1,351	16,750
DTH customers	894,242	(9,323)	(4,021)

Shaw Communications Inc.

Consolidated Overview

Consolidated revenue of $1.36 billion for the three month period improved 3.3% over the comparable period last year. Consolidated operating income before amortization for the three month period of $608 million improved 1.2% over $601 million last year. After adjusting for the net impact of fiscal 2013 acquisition and disposition activity, operating income before amortization was up 2.0%.

The revenue growth in the Cable division, primarily driven by rate increases and lower promotional activity, was partially reduced by various expense increases including employee related amounts and higher programming. Media’s revenue and operating income before amortization were up primarily due to the favorable impact of a retroactive adjustment in the share of royalties for distant signal retransmission. Revenue growth in the satellite division, primarily due to rate increases, was more than offset by higher expenses including operating costs related to the new Anik G1 satellite, employee related amounts, and programming expenses.

During the quarter Shaw continued to expand its TV Everywhere content strategy with the launch of Global Go in early September, providing 24/7 streaming of Global content plus full in-season stacking for key properties. Most recently, in time for the holiday season, Shaw launched the Shaw Go Treehouse and Shaw Go YTV apps, giving Shaw subscribers on-the-go access to their favorite Treehouse and YTV programs.

Last year, Shaw entered into a number of transactions with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. The ABC Spark and Food Network Canada transactions closed April 30, 2013 and Historia and Series+ recently closed on January 1, 2014.

Net income was $245 million for the three months ended November 30, 2013 compared to $235 million for the same period last year. Outlined on the following page are details on operating and non-operating components of net income for each period.

($millions Cdn)	Three months ended			Three months ended
	November 30, 2013	Operating	Non-operating	November 30, 2012	Operating	Non-operating
Operating income	414	414	—	393	393	—
Amortization of financing costs – long-term debt	(1)	(1)	—	(1)	(1)	—
Interest expense	(73)	(73)	—	(82)	(82)	—
Accretion of long-term liabilities and provisions	(2)	—	(2)	(3)	—	(3)
Other gains (losses)	2	—	2	(4)	—	(4)

Income (loss) before income taxes	340	340	—	303	310	(7)
Current income tax expense (recovery)	107	103	4	38	80	(42)
Deferred income tax expense (recovery)	(12)	(12)	—	30	1	29

Net income	245	249	(4)	235	229	6

Shaw Communications Inc.

The changes in net income are outlined in the table below.

	November 30, 2013 net income compared to:
	Three months ended
($millions Cdn)	August 31, 2013	November 30, 2012
Increased operating income before amortization (1)	112	7
Decreased amortization	29	14
Decreased interest expense	2	9
Change in net other costs and revenue (2)	21	7
Increased income taxes	(36)	(27)

	128	10

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net other costs and revenue includes accretion of long-term liabilities and provisions and other gains (losses) as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.51 for the three month period compared to $0.50 in the same period last year. In the current quarter, higher operating income before amortization of $7 million, lower amortization and interest expense of $14 million and $9 million, respectively, and improved net other costs and revenue of $7 million were partially offset by higher income taxes of $27 million. The increased income taxes were mainly due to a recovery in the prior period related to the resolution of certain tax matters

Net income in the current quarter increased $128 million compared to the fourth quarter of fiscal 2013 driven by increased operating income before amortization of $112 million, primarily due to seasonality in the Media business, along with lower amortization of $29 million and reduced net other costs and revenue of $21 million. These increases were partially offset by higher income taxes of $36 million. The net other costs and revenue in the fourth quarter of fiscal 2013 included a write-down of $14 million related to assets held for sale and the higher income taxes were mainly due to the increases in the various components of net income as detailed above.

Free cash flow for the quarter of $157 million declined from $244 million in the same period last year. The current quarter decline was primarily due to increased capital investment and higher cash taxes.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Shaw Communications Inc.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

	Three months ended November 30,
($ millions Cdn)	2013	2012
Operating income	414	393
Add back (deduct) amortization:
Deferred equipment revenue	(16)	(30)
Deferred equipment costs	32	63
Property, plant and equipment, intangibles and other	178	175

Operating income before amortization	608	601

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considered the initial $300 million supplemental executive retirement plan funding in the prior year to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

Shaw Communications Inc.

Accelerated capital fund

During the prior year, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives will be funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be invested in fiscal 2013, 2014 and 2015. Approximately $110 million was invested in fiscal 2013 and $250 million and $140 million, respectively, are expected to be invested in fiscal 2014 and 2015.

Free cash flow is calculated as follows:

	Three months ended November 30,
($millions Cdn)	2013	2012	Change %
Revenue
Cable	844	809	4.3
Satellite	218	214	1.9
Media	325	319	1.9

	1,387	1,342	3.4
Intersegment eliminations	(25)	(23)	8.7

	1,362	1,319	3.3

Operating income before amortization (1)
Cable	405	396	2.3
Satellite	66	74	(10.8)
Media	137	131	4.6

	608	601	1.2

Capital expenditures and equipment costs (net): (2)
Cable	265	140	89.3
Accelerated capital fund investment (1)	(63)	—	>100.0

Adjusted Cable	202	140	44.3
Satellite	36	25	44.0
Media	2	4	(50.0)

	240	169	42.0

Free cash flow before the following	368	432	(14.8)
Less:
Interest	(73)	(82)	(11.0)
Cash taxes	(103)	(80)	28.7
Other adjustments:
Non-cash share-based compensation	1	1	—
CRTC benefit obligation funding	(12)	(9)	33.3
Non-controlling interests	(10)	(12)	(16.7)
Pension adjustment	(14)	2	>100.0
Customer equipment financing	3	(5)	>100.0
Preferred share dividends	(3)	(3)	—

Free cash flow (1)	157	244	(35.7)

Operating margin (1)
Cable	48.0%	48.9%	(0.9)
Satellite	30.3%	34.6%	(4.3)
Media	42.2%	41.1%	1.1

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	110	250	140	500
Accelerated capital investment	110	63	—	173

Fund Closing Balance, November 30, 2013	—	187	140	327

CABLE

Financial Highlights

	Three months ended November 30,
($millions Cdn)	2013	2012	Change %
Revenue	844	809	4.3

Operating income before amortization (1)	405	396	2.3
Capital expenditures and equipment costs (net):
New housing development	24	28	(14.3)
Success based	69	35	97.1
Upgrades and enhancement	102	60	70.0
Replacement	14	9	55.6
Buildings and other	56	8	>100.0

Total as per Note 3 to the unaudited interim Consolidated Financial Statements(2)	265	140	89.3

Operating margin (1)	48.0%	48.9%	(0.9)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	The three months ended November 30, 2013 include $63 million related to certain capital investments that are being funded from the accelerated capital fund.

Operating Highlights

•	The current quarter compared to the same period last year, reflects a full quarter impact of the acquisition of Envision and disposition of Mountain Cable.

•	During the quarter Internet customers were up 2,746 to 1,893,252 and Digital Phone lines increased 1,351 totaling 1,361,311 as at November 30, 2013. During the quarter Video subscribers decreased 29,619.

Cable revenue for the three month period of $844 million improved 4.3% over the comparable period last year. Rate increases and lower promotional activity along with growth in Business, including the Envision acquisition, were partially offset by lower Video subscribers and the divestiture of Mountain Cable.

Operating income before amortization of $405 million for the quarter was up 2.3% over the same period last year. The net revenue related improvements were partially reduced by higher employee related costs due to annual merit adjustments, increased programming amounts related to new services and increased rates as contracts renewed, and higher various other expenses.

Shaw Communications Inc.

Compared to the fourth quarter of fiscal 2013, revenue was up 3.1%. The improvement was driven by rate increases and higher On Demand activity due to increased event buys and the start of the NHL and NFL season. Operating income before amortization was up 2.3%. The revenue related improvements and lower marketing, due to the prior quarter Shaw Charity Classic expenses, were partially offset by increased programming and higher employee related amounts including annual merit adjustments.

Total capital investment of $265 million in the current three month period increased $125 million over the comparable period last year. The current quarter included capital investment of $63 million funded through the accelerated capital fund. The accelerated capital fund initiatives included next generation video delivery systems, expediting WiFi infrastructure build, continued investment in the new data centre, and increasing network capacity.

Success-based capital was up $34 million over the comparable three month period due to Video equipment included promotional offers and service agreements, as well as higher WiFi modem purchases.

Investment in Upgrades and enhancement and Replacement categories combined increased $47 million in the current quarter compared to the same period last year. The higher investment including IPTV delivery system design and related core network upgrades, network electronic upgrades to improve internet bandwidth capacity and congestion, and investment in the WiFi network, partially offset by prior year investment in the digital network upgrade project.

Investment in Buildings and other was up $48 million over the comparable three month period last year. The increase was primarily due to spending on investment in the new data centre and Shaw Court refurbishment, back office infrastructure replacement projects, and certain other corporate assets.

Spending in New housing development was down $4 million compared to the three month period last year, due to marginally lower activity.

The current quarter marked the substantial completion of the digital network upgrade project resulting in the conversion of analog tier offerings to digital. The conversion frees up bandwidth to provide industry leading internet speeds, and additional HD and On Demand programming.

Shaw also continued to expand its business offerings, including its previously announced multi-year agreement with Manitoba destination centre company Canad Inns to deliver TV, voice (PRI—primary rate interface), Internet and data services to its multiple locations, with a solution that took advantage of Shaw’s sophisticated network infrastructure. Shaw Business also continues to win opportunities and expand in Northern Alberta, supporting oil sands related camps.

Shaw Communications Inc.

			Three months ended November 30, 2013
	November 30, 2013	August 31, 2013	Growth	Change %
VIDEO:
Connected	2,010,628	2,040,247	(29,619)	(1.5)
Penetration as % of homes passed	49.9%	50.9%

INTERNET:
Connected and scheduled	1,893,252	1,890,506	2,746	0.1
Penetration as % of basic	94.2%	92.7%
Standalone Internet not included in basic cable	339,076	320,724	18,352	5.7
DIGITAL PHONE:
Number of lines (1)	1,361,311	1,359,960	1,351	0.1

(1)	Represents primary and secondary lines on billing.

SATELLITE

Financial Highlights

	Three months ended November 30,
($millions Cdn)	2013	2012	Change %
Revenue	218	214	1.9

Operating income before amortization (1)	66	74	(10.8)
Capital expenditures and equipment costs (net):
Success based (2)	30	22	36.4
Buildings and other	6	3	100.0

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	36	25	44.0

Operating margin (1)	30.3%	34.6%	(4.3)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Operating Highlights

•	During the quarter Shaw Direct subscribers declined 9,323. As at November 30, 2013 DTH customers totaled 894,242.

Revenue of $218 million for the three month period was up 1.9% over the same period last year primarily due to rate increases partially offset by lower subscribers and increased promotional activity.

Operating income before amortization of $66 million for the three month period declined from $74 million in the same period last year. The revenue related growth was more than offset by operating costs related to the new Anik G1 transponders, programming related to new services and increased rates as contracts renewed, and higher employee related amounts primarily related to annual merit increases.

Shaw Communications Inc.

Revenue and operating income before amortization were comparable to the fourth quarter of fiscal 2013.

Total capital investment of $36 million for the three month period compared to $25 million in the same period last year. The higher spend was mainly due to higher equipment activations resulting from promotional activity and new equipment rental offers.

During the quarter, Shaw Direct launched eight new HD channels including four Hollywood Suites channels, the Knowledge Network, and three French language channels: Addik TV, Casa, and Zeste. Shaw Direct offers over 650 channels of which more than 215 are HD.

Subscriber Statistics

			Three months ended November 30, 2013
	November 30, 2013	August 31, 2013	Growth	Change %
DTH customers (1)	894,242	903,565	(9,323)	(1.0)

(1)	Including seasonal customers who temporarily suspend their service.

MEDIA

Financial Highlights

	Three months ended November 30,
($millions Cdn)	2013	2012	Change %
Revenue	325	319	1.9

Operating income before amortization (1)	137	131	4.6
Capital expenditures:
Broadcast and transmission	1	1	—
Buildings and other	1	3	(66.7)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	2	4	(50.0)

Other adjustments:
CRTC benefit obligation funding	(12)	(9)	33.3
Non-controlling interests	(10)	(12)	(16.7)
Operating margin (1)	42.2%	41.1%	1.1

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

Operating Highlights

Revenue and operating income before amortization for the quarter was $325 million and $137 million compared to $319 million and $131 million last year. The improvements in the current quarter for both revenue and operating income before amortization were primarily due to the favorable impact of a retroactive adjustment of $6 million related to Globals’ share of royalties for distant signal retransmission for the years 2009 through 2013. Improved subscriber and other revenues in the current quarter were reduced by lower airtime revenue, and higher employee related costs, due to annual merit increases, were offset by lower advertising and promotion costs.

Compared to the fourth quarter of fiscal 2013, revenue and operating income before amortization increased $94 million and $103 million, respectively. The increases were primarily due to the seasonality of the Media business, with higher advertising revenues in the first quarter driven by season premieres. The fourth quarter is typically the lowest quarter of the year as it spans the summer months when viewership is generally lower.

Global continued to deliver solid programming results in the quarter with two of the new dramatic programs ranking in the Top 20 nationally. The Blacklist, which is in the Top 10 programs, was renewed for a second season airing next fall and Sleepy Hollow premiered as a Top 20 program. Returning favourites included Bones, NCIS and Elementary, with Survivor, completing its 27th season, landing in the Top 5 programs nationally. Media’s specialty portfolio demonstrated strength in the channel rankings in the Adult 24-54 category with 6 of the Top 20 analog channels and 5 of the Top 10 digital channels. National Geographic, Action, Movietime, Lifetime and Mystery hold the Top 5 digital positions.

In early September Global Go launched, providing 24/7 streaming of Global content plus on-demand access to full season episodes for key properties.

In News, Global continues to maintain its number one position in all three major western markets and secured the exclusive year end interview with Prime Minister Harper for the second straight year. Further, in October Globalnews.ca won the 2013 Eppy Award for the best overall news website design, surpassing major Canadian and US news sites.

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments.

Shaw Communications Inc.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	Three months ended November 30,
($millions Cdn)	2013	2012	Change %
Amortization revenue (expense) -
Deferred equipment revenue	16	30	(46.7)
Deferred equipment costs	(32)	(63)	(49.2)
Property, plant and equipment, intangibles and other	(178)	(175)	1.7

Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparable period due to the impact of the change in the amortization period for amounts in respect of customer premise equipment from two to three years.

Amortization of property, plant and equipment, intangibles and other was comparable to the same quarter last year as the amortization of new expenditures was mostly offset by the impact of assets that became fully depreciated and the effect of changes in useful lives of certain assets.

Amortization of financing costs and Interest expense

	Three months ended November 30,
($millions Cdn)	2013	2012	Change %
Amortization of financing costs – long-term debt	1	1	—
Interest expense	73	82	(11.0)

Interest expense decreased over the comparable period due to a lower average debt level.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Other gains (losses)

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the current quarter, the category also includes a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund. During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. During the first quarter of the prior year, the Company received insurance advances of $5 million related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $6 million in respect of ongoing recovery activities.

Shaw Communications Inc.

Income taxes

Income taxes were higher in the current quarter mainly due to a recovery in the comparative period related to the resolution of certain tax matters.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2013 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets were $12.6 billion at November 30, 2013 compared to $12.7 billion at August 31, 2013. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2013.

Current assets decreased $248 million primarily due to a decrease in cash of $365 million partially offset by an increase in accounts receivable of $79 million and inventories of $29 million. Cash decreased primarily due to the repayment of the 7.5% $350 million senior notes. Accounts receivable increased primarily due to higher advertising revenue during the first quarter of the current year compared to the fourth quarter of the prior year. Inventories were higher due to timing of equipment purchases to ensure sufficient supply for the holiday season.

Property, plant and equipment increased $88 million primarily as a result of current year capital investment exceeding amortization.

Other long-term assets increased $17 million primarily due to higher deferred equipment costs.

Intangibles increased $29 million mainly due to higher program rights and advances as additional investments in programming exceeded the amortization for the current year.

Current liabilities decreased $259 million due to increases in accounts payable and accruals of $22 million and income taxes payable of $63 million which were more than offset by a decline in the current portion of long-term debt of $350 million. Accounts payable and accruals increased due to timing of payment and fluctuations in various payables including interest, programming and inventory. Income taxes payable increased due to the current period expense partially offset by tax installment payments. The current portion of long-term debt decreased due to the repayment of the 7.5% $350 million senior notes which were due in November 2013.

Other long-term liabilities decreased $12 million primarily due to contributions to defined benefit pension plans partially offset by current year pension expense.

Deferred income tax liabilities decreased $12 million due to the current period income tax recovery.

Shaw Communications Inc.

Shareholders’ equity increased $166 million primarily due to increases in share capital of $46 million and retained earnings of $116 million. Share capital increased due to the issuance of 1,979,540 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of December 31, 2013, share capital is as reported at November 30, 2013 with the exception of the issuance of a total of 732,277 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $236 million partially offset by dividends of $120 million.

LIQUIDITY AND CAPITAL RESOURCES

In the current quarter, the Company generated $157 million of free cash flow. Shaw used its free cash flow along with cash of $365 million and proceeds on issuance of Class B Non-Voting Shares of $10 million to repay the 7.5% $350 million senior notes, pay common share dividends of $81 million, invest an additional net $26 million in program rights, fund $63 million of accelerated capital spend and pay other net items of $12 million.

On December 5, 2013 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 9, 2013 to December 8, 2014. No shares were repurchased under the previous normal course issuer bid which expired on December 6, 2013.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $35 million during the three months ending November 30, 2013.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended November 30,
($millions Cdn)	2013	2012	Change %
Funds flow from operations	382	127	>100.0
Net change in non-cash working capital balances related to operations	28	(98)	>100.0

	410	29	>100.0

Funds flow from operations increased over the comparative three month period primarily due to the initial $300 million supplemental executive retirement plan funding in the prior quarter partially offset by higher current income tax expense in the current period. The net change in non-cash working capital balances related to operations fluctuated over the comparative period due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Shaw Communications Inc.

Investing Activities

	Three months ended November 30,
($millions Cdn)	2013	2012	Increase
Cash flow used in investing activities	(346)	(206)	140

The cash used in investing activities increased over the comparable quarter due to higher cash outlays for capital expenditures and fluctuations in inventory levels.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
($millions Cdn)	2013	2012
Bank loans and bank indebtedness – net borrowings	—	280
Repay 7.5% senior unsecured notes	(350)	—
Repay 6.1% senior unsecured notes	—	(450)
Dividends	(84)	(83)
Issuance of Class B Non-Voting Shares	10	7
Distributions paid to non-controlling interests	(5)	(4)

	(429)	(250)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before amortization (1)	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2014
First	1,362	608	236	245	0.51	0.51
2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49
2012
Fourth	1,210	501	129	133	0.28	0.28
Third	1,278	567	238	248	0.53	0.53
Second	1,231	493	169	178	0.38	0.38

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

Quarterly revenue and operating income before amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. Operating income before amortization in fiscal 2012 was also impacted by higher operating costs in the Cable division in the second quarter which included higher employee related costs, mainly related to bringing the new customer service centres on line, as well as higher marketing, sales and programming costs. The third and fourth quarters of 2012 benefited from improved operating income before amortization in the Cable business.

Shaw Communications Inc.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before amortization described above and the impact of the net change in non-operating items. In the first quarter of 2014, net income increased by $128 million due to increased operating income before amortization of $112 million, a reduction in net non-operating items of $21 million and lower amortization of $29 million partially offset by higher income taxes $36 million. The reduction in amortization is due to changes in estimated useful lives of certain property, plant and equipment as well as a change in the amortization period for deferred equipment revenue and the associated deferred equipment costs. Net other non-operating items decreased due to a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund received in the first quarter and the write-down of a real estate property of $14 million in the fourth quarter. In the fourth quarter of 2013, net income decreased by $133 million due to decreased operating income before amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and aforementioned write-down in the fourth quarter. In the third quarter of 2013, net income increased by $68 million due to increased operating income before amortization of $47 million, the aforementioned gain on sale of Mountain Cable and the gain on sale of the specialty channel ABC Spark partially offset by higher income taxes of $30 million and acquisition and divestment costs in respect of the transactions with Rogers and the acquisition of Envision. In the second quarter of 2013, net income decreased by $53 million primarily due to lower operating income before amortization of $63 million partially offset by lower income taxes of $5 million. In the first quarter of 2013, net income increased $102 million primarily due to higher operating income before amortization of $100 million. In the fourth quarter of 2012, net income decreased $115 million, primarily due to lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension recovery of $25 million related to past service adjustments. In the third quarter of 2012, net income increased $70 million mainly due to higher operating income before amortization of $74 million partially offset by increased income tax expense of $17 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2013 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Shaw Communications Inc.

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements

•	IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•	IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11, and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

•	IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements.

Change in accounting estimates

During the current quarter, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees, which resulted in changes effective September 1, 2013. The review resulted in changes in the estimated useful lives of certain assets. As a result, cable and telecommunication distribution system assets are amortized on a straight line basis over 5 to 20 years, and digital cable terminals and modems on a straight line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The effects of these changes in estimates in respect of unamortized balances of property, plant and equipment at August 31, 2013 was a decrease in amortization of $12 million for the three months ended November 30, 2013 and in respect of amounts deferred under multiple element arrangements was a decrease in amortization of deferred equipment revenue and deferred equipment costs of $12 million and $29 million, respectively. The effect of the change in amortization period for deferred subscriber connection fees, related to the unamortized balance at August 31, 2013, was a decrease in revenue of $1 million for the three months ended November 30, 2013.

2014 GUIDANCE

The Company’s preliminary view with respect to 2014 guidance was provided coincident with the release of its fourth quarter results on October 24, 2013. The Company expects consolidated revenue and operating income before amortization growth, after adjusting for the net impact of fiscal 2013 acquisition and disposition activity, to range from 2% to 4%. Shaw expects a marginal decline in capital investment, excluding capital investment funded through the accelerated capital fund, and an increase in cash taxes. Free cash flow is expected to range from $625 million to $650 million.

Shaw Communications Inc.

Certain important assumptions for 2014 guidance purposes include: stable customer base; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

Shaw Communications Inc.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	November 30, 2013	August 31, 2013
ASSETS
Current
Cash	57	422
Accounts receivable	565	486
Inventories	125	96
Other current assets	79	72
Derivative instruments	3	3
Assets held for sale [note 4]	118	116

	947	1,195
Investments and other assets	10	10
Property, plant and equipment	3,458	3,370
Other long-term assets	323	306
Intangibles	7,182	7,153
Goodwill	698	698

	12,618	12,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	881	859
Provisions	28	26
Income taxes payable	199	136
Unearned revenue	175	172
Promissory note [note 4]	48	48
Current portion of long-term debt [note 6]	600	950
Liabilities associated with assets held for sale [note 4]	15	14

	1,946	2,205
Long-term debt [note 6]	3,869	3,868
Other long-term liabilities	211	223
Provisions	9	9
Deferred credits	874	872
Deferred income tax liabilities	1,130	1,142

	8,039	8,319
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	4,344	4,182
Non-controlling interests in subsidiaries	235	231

	4,579	4,413

	12,618	12,732

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars except per share amounts]	2013	2012
Revenue [note 3]	1,362	1,319
Operating, general and administrative expenses [note 5]	(754)	(718)
Amortization:
Deferred equipment revenue	16	30
Deferred equipment costs	(32)	(63)
Property, plant and equipment, intangibles and other	(178)	(175)

Operating income	414	393
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense	(73)	(82)
Accretion of long-term liabilities and provisions	(2)	(3)
Other gains (losses) [note 12]	2	(4)

Income before income taxes	340	303
Current income tax expense [note 3]	107	38
Deferred income tax expense (recovery)	(12)	30

Net income	245	235

Net income attributable to:
Equity shareholders	236	224
Non-controlling interests in subsidiaries	9	11

	245	235

Earnings per share [note 8]
Basic	0.51	0.50
Diluted	0.51	0.49

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars]	2013	2012
Net income	245	235
Other comprehensive income [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1
Adjustment for hedged items recognized in the period	(1)	—

	—	1

Comprehensive income	245	236

Comprehensive income attributable to:
Equity shareholders	236	225
Non-controlling interests in subsidiaries	9	11

	245	236

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2013

	Attributable to equity shareholders					Equity
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	—	—	236	—	236	9	245
Other comprehensive income	—	—	—	—	—	—	—

Comprehensive income	—	—	236	—	236	9	245
Dividends	—	—	(85)	—	(85)	—	(85)
Dividend reinvestment plan	35	—	(35)	—	—	—	—
Shares issued under stock option plan	11	(1)	—	—	10	—	10
Share-based compensation	—	1	—	—	1	—	1
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(5)	(5)

Balance as at November 30, 2013	3,001	72	1,358	(87)	4,344	235	4,579

Three months ended November 30, 2012

	Attributable to equity shareholders					Equity
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	—	—	224	—	224	11	235
Other comprehensive loss	—	—	—	1	1	—	1

Comprehensive income (loss)	—	—	224	1	225	11	236
Dividends	—	—	(84)	—	(84)	—	(84)
Dividend reinvestment plan	28	—	(28)	—	—	—	—
Shares issued under stock option plan	8	(1)	—	—	7	—	7
Share-based compensation	—	1	—	—	1	—	1
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(4)	(4)

Balance as at November 30, 2012	2,786	77	1,131	(92)	3,902	288	4,190

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars]	2013	2012
OPERATING ACTIVITIES
Funds flow from operations [note 10]	382	127
Net change in non-cash working capital balances related to operations	28	(98)

	410	29

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(273)	(151)
Additions to equipment costs (net) [note 3]	(25)	(40)
Additions to other intangibles [note 3]	(19)	(21)
Net reduction (addition) to inventories	(29)	3
Proceeds on disposal of property, plant and equipment [notes 3 and 10]	—	3

	(346)	(206)

FINANCING ACTIVITIES
Increase in bank indebtedness	—	30
Increase in long-term debt	—	500
Debt repayments	(350)	(700)
Issue of Class B Non-Voting Shares [note 7]	10	7
Dividends paid on Class A Shares and Class B Non-Voting Shares	(81)	(80)
Dividends paid on Preferred Shares	(3)	(3)
Distributions paid to non-controlling interests in subsidiaries	(5)	(4)

	(429)	(250)

Decrease in cash	(365)	(427)
Cash, beginning of the period	422	427

Cash, end of the period	57	—

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home satellite services and satellite distribution services (“Satellite”); and programming content (through Shaw Media). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2013 were authorized for issue by the Board of Directors on January 13, 2014.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2013 and are expressed in millions of Canadian dollars. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2013.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements other than additional disclosure requirements.

•	IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•	IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11, and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements. Additional disclosure requirements for the Company’s condensed interim consolidated financial statements are included in notes 4 and 11.

Change in accounting estimates

During the current quarter, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees, which resulted in changes effective September 1, 2013. The review resulted in changes in the estimated useful lives of certain assets. As a result, cable and telecommunication distribution system assets are amortized on a straight line basis over 5 to 20 years, and digital cable terminals and modems on a straight line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The effects of these changes in estimates in respect of unamortized balances of property, plant and equipment at August 31, 2013 was a decrease in amortization of $12 for the three months ended November 30, 2013 and in respect of amounts deferred under multiple element arrangements was a decrease in amortization of deferred equipment revenue and deferred equipment costs of $12 and $29, respectively. The effect of the change in amortization period for deferred subscriber connection fees, related to the unamortized balance at August 31, 2013, was a decrease in revenue of $1 for the three months ended November 30, 2013.

3. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO and CFO and they review the operating performance of the Company by segments which comprise Cable, Satellite and Media. The chief operating decision makers utilize operating income before amortization for each segment as a key measure in making operating decisions and assessing performance. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Operating information

	Three months ended November 30,
	2013	2012
	$	$
Revenue
Cable	844	809
Satellite	218	214
Media	325	319

	1,387	1,342
Intersegment eliminations	(25)	(23)

	1,362	1,319

Operating income before amortization
Cable	405	396
Satellite	66	74
Media	137	131

	608	601
Amortization	(194)	(208)

Operating income	414	393

Current taxes
Operating	103	80
Other/non-operating	4	(42)

	107	38

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2013	2012
	$	$
Capital expenditures accrual basis
Cable (including corporate) (1)	257	126
Satellite (net of equipment profit)	16	3
Media	2	4

	275	133

Equipment costs (net of revenue)
Cable	8	14
Satellite	20	22

	28	36

Capital expenditures and equipment costs (net)
Cable	265	140
Satellite	36	25
Media	2	4

	303	169

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	273	151
Additions to equipment costs (net)	25	40
Additions to other intangibles	19	21

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	317	212
Decrease in working capital and other liabilities related to capital expenditures	(11)	(35)
Decrease (increase) in customer equipment financing receivables	3	(4)
Less: Proceeds on disposal of property, plant and equipment	(5)	(3)
Less: Satellite equipment profit (2)	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	303	169

(1)	The three months ended November 30, 2013 includes $63 related to certain capital investments that are being funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. ASSETS HELD FOR SALE

Transaction with Corus Entertainment Inc. (“Corus”)

During the prior year, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014. In connection with this closing, the Company settled the non-interest bearing promissory note of $48 in respect of the net amount owing to Corus for the Food Network Canada and ABC transactions which closed in fiscal 2013. The assets and liabilities associated with Historia and Series+ and classified as held for sale in the statement of financial position are as follows:

	November 30, 2013	August 31, 2013
	$	$
Accounts receivable	5	4
Other current assets	5	5
Intangibles	93	92
Goodwill	4	4

	107	105

Accounts payable and accrued liabilities	3	2
Deferred income tax liability	12	12

	15	14

Real estate property

A real estate property of $11, being the estimated fair value less costs to sell, has been classified as held for sale in the statement of financial position at November 30, 2013 and August 31, 2013. The estimated fair value has been determined by a commercial real estate service by means of an income capitalization approach using the market rental rate for the area and an appropriate capitalization rate range net of estimated costs of $8 to complete the property to base building specifications and is considered a level 3 valuation. The income capitalization approach has been used as it’s an accepted approach used by real estate investors to value income producing properties when income is not expected to vary significantly over time.

5. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended November 30,
	2013	2012
	$	$
Employee salaries and benefits	231	216
Purchases of goods and services	523	502

	754	718

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

6. LONG-TERM DEBT

	November 30, 2013			August 31, 2013
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Cdn Senior notes-
7.50% due November 20, 2013	—	—	—	350	—	350
6.50% due June 2, 2014	599	1	600	599	1	600
6.15% due May 9, 2016	297	3	300	296	4	300
5.70% due March 2, 2017	398	2	400	398	2	400
5.65% due October 1, 2019	1,243	7	1,250	1,243	7	1,250
5.50% due December 7, 2020	496	4	500	496	4	500
6.75% due November 9, 2039	1,417	33	1,450	1,417	33	1,450

	4,450	50	4,500	4,799	51	4,850

Other
Burrard Landing Lot 2 Holdings Partnership	19	—	19	19	—	19

Total consolidated debt	4,469	50	4,519	4,818	51	4,869
Less current portion (1)	600	1	601	950	1	951

	3,869	49	3,918	3,868	50	3,918

(1)	Current portion of long-term debt at November 30, 2013 includes the 6.50% senior notes due June 2, 2014 and the amount due within one year on the Partnership’s mortgage bonds.

7. SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2013 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2013	22,520,064	2	430,306,542	2,660	12,000,000	293
Issued upon stock option plan exercises	—	—	518,927	11	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,460,613	35	—	—

November 30, 2013	22,520,064	2	432,286,082	2,706	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2013	2012
Numerator for basic and diluted earnings per share ($)
Net income	245	235
Deduct: net income attributable to non-controlling interests	(9)	(11)
Deduct: dividends on Preferred Shares	(4)	(4)

Net income attributable to common shareholders	232	220

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	454	444
Effect of dilutive securities (1)	2	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	456	445

Earnings per share ($)
Basic	0.51	0.50
Diluted	0.51	0.49

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2013, 8,471,313 (2012 – 11,842,643) options were excluded from the diluted earnings per share calculation.

9. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2013 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	(1)	—	(1)

	—	—	—

Components of other comprehensive loss and the related income tax effects for the three months ended November 30, 2012 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2013	August 31, 2013
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	2	2
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(89)	(89)

	(87)	(87)

10. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended November 30,
	2013	2012
	$	$
Net income	245	235
Adjustments to reconcile net income to funds flow from operations:
Amortization	195	209
Program rights	(26)	(50)
Deferred income tax expense (recovery)	(12)	30
CRTC benefit obligation funding	(12)	(9)
Share-based compensation	1	1
Defined benefit pension plans	(14)	(298)
Accretion of long-term liabilities and provisions	2	3
Other	3	6

Funds flow from operations	382	127

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2013	2012
	$	$
Interest paid	117	132
Income taxes paid	44	66
Interest received	1	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended November 30,
	2013	2012
	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	35	28
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	5	—
Lease transaction:
Capitalization of transponders under lease renewal	5	—

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. FINANCIAL INSTRUMENTS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and derivative financial instruments are as follows:

	November 30, 2013		August 31, 2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Derivative financial instruments (1)	3	3	3	3

Liabilities
Long-term debt	4,469	4,987	4,818	5,275

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

12. OTHER GAINS (LOSSES)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the current quarter, the category also includes a refund of $5 from the Canwest CCAA plan implementation fund. During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. During the first quarter of the prior year, the Company received insurance advances of $5 related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $6 in respect of ongoing recovery activities.